UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TENET HEALTHCARE CORPORATION
 (Name of Issuer)

Common Stock, $0.05 par value per share
 (Title of Class of Securities)

88033G407
 (CUSIP Number)

Mark Horowitz
President
Glenview Capital Management
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 88033G407	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GLENVIEW CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,900,928 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,900,928 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,900,928 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.96% (2)

14	TYPE OF REPORTING PERSON
OO

(1) Includes 10,698 Shares (as defined herein) payable to Glenview Capital Management, LLC upon settlement of Restricted Stock Units (as defined herein).

(2) Based on a total of 99,679,906 Shares outstanding, which is the sum of (i) the 99,669,208 Shares reported as outstanding as of October 29, 2015 in the Company’s Form 10-Q, filed November 02, 2015, and (ii) the 10,698 Shares issuable by the Company upon settlement of the Restricted Stock Units, which have been added to the Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

SCHEDULE 13D

CUSIP No: 88033G407	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LAWRENCE M. ROBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,900,928 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,900,928 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,900,928 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.96% (2)

14	TYPE OF REPORTING PERSON
IN, HC

(1) Includes 10,698 Shares (as defined herein) payable to Glenview Capital Management, LLC upon settlement of Restricted Stock Units (as defined herein).

(2) Based on a total of 99,679,906 Shares outstanding, which is the sum of (i) the 99,669,208 Shares reported as outstanding as of October 29, 2015 in the Company’s Form 10-Q, filed November 02, 2015, and (ii) the 10,698 Shares issuable by the Company upon settlement of the Restricted Stock Units, which have been added to the Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

SCHEDULE 13D

Page 4 of 6 Pages

Item 1.	Security and Issuer

This Amendment No. 1 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2016 (the “Schedule 13D”) relating to the Common Stock, par value $0.05 per share (the “Shares”), of Tenet Healthcare Corporation, (the “Issuer” or the “Company”), whose principal executive offices are located at 1445 Ross Avenue, Suite 1400, Dallas, Texas 75202. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) Each of Glenview Capital Management and Mr. Robbins may be deemed to share voting and dispositive power over 17,900,928 Shares, which equates to approximately 17.96% of the total number of Shares outstanding.  The beneficial ownership percentage is based on a total of 99,679,906 Shares outstanding, which is the sum of (i) the 99,669,208 Shares reported as outstanding as of October 29, 2015 in the Company’s Form 10-Q, filed November 02, 2015, and (ii) the 10,698 Shares issuable by the Company upon settlement of the Restricted Stock Units (defined and described herein), which have been added to the Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
(c)  Each of Mr. Matthew Ripperger and Mr. Randy Simpson, two senior executives of Glenview Capital Management, serve on the Company’s Board of Directors (the “Board”) as a representative of Glenview Capital Management.  On January 28, 2016, Mr. Ripperger and Mr. Simpson each received (i) an automatic grant, for no consideration, of 2,542 restricted stock units (“Restricted Stock Units”), granted under the Company’s Stock Incentive Plan in connection with his appointment to the Board (the “Initial Grant”), and (ii) an automatic grant, for no consideration, of 2,807 Restricted Stock Units, reflecting his pro-rated share of an annual grant under the Company’s Stock Incentive Plan (the “Annual Grant”).  The Initial Grant will be settled in Shares within 60 days of the termination of Mr. Ripperger’s or Mr. Simpson’s service on the Board, as applicable.  The Annual Grant will be settled in Shares on the third anniversary of the date of grant.  All of the Restricted Stock Units vested immediately on the grant date.

Pursuant to the Glenview Capital Management Director Compensation Policy (the “Policy”) (as further described in Item 6 of this Amendment No. 1), Mr. Ripperger and Mr. Simpson have each agreed to pay and/or otherwise distribute to Glenview Capital Management the right to any and all compensation received in connection with their service as a director on the Company’s Board. As described in Item 6, the income derived in connection with their service as a director on the Company’s Board belongs, in economic terms, to certain investment funds managed by Glenview Capital Management. Neither Mr. Ripperger nor Mr. Simpson have any right to any compensation received in connection with their service on the Board.  The Reporting Persons expressly disclaim being members of a “group”, as defined in Rule 13d-5 under the Act, with Mr. Ripperger and/or Mr. Simpson.

Except as otherwise disclosed herein, none of the Reporting Persons has effected any transaction in the Shares since the filing of the most recent Schedule 13D on January 19, 2016.

(d) Certain funds listed in Item 2 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

SCHEDULE 13D

Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with any and all compensation received in connection with their service as a director on the Company’s Board, Mr. Ripperger and Mr. Simpson have agreed to comply with the Policy.  In accordance with the Policy, each of Mr. Ripperger and Mr. Simpson agreed that all income derived in connection with their service as a director on the Company’s Board belongs, in economic terms, to certain investment funds managed by Glenview Capital Management.  As such, all cash compensation is payable directly to Glenview Capital Management and all non-cash compensation, including, without limitation, the Shares delivered upon settlement of the Restricted Stock Units, is issuable directly to Glenview Capital Management.  The Company also acknowledged and agreed to instructions concerning the treatment of all cash and non-cash compensation paid to Mr. Ripperger and Mr. Simpson in connection with their service as directors on the Board, to facilitate the Policy.

SCHEDULE 13D

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz
President of Glenview Capital Management, LLC

LAWRENCE M. ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins

February 1, 2016